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Privileged and Confidential

May 10, 2024

EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jason Drory and Alan Campbell

Re:	XOMA Corporation:

Registration Statement on Form S-3 filed on March 8, 2024 (File No. 333-277794)

Registration Statement on Form S-4 filed on March 8, 2024 (File No. 333-277812)

Ladies and Gentlemen:

On behalf of XOMA Corporation (“XOMA” or the “Company”), this letter responds to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in your letter, dated May 2, 2024 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-3 (File No. 333-277794) and Registration Statement on Form S-4 (File No. 333-277812) (together, the “Registration Statements”) requesting additional information with respect the Company’s response to the Staff’s prior comment letter, dated April 3, 2024, regarding the Registration Statements (the “4/03 Comment Letter”).

The Staff’s comments are set forth below followed by the Company’s responses. For ease of reference, the headings and numbered paragraphs below correspond to the Staff’s comments. The Company’s responses are set forth in ordinary type below the Staff’s comments, which are set forth in bold type. References are made to the Company’s Form 10-K for the fiscal year ended December 31, 2023, filed on March 8, 2024 (File No. 001-39801). Capitalized terms not otherwise defined herein have the meanings specified in the Company’s response to the 4/03 Comment Letter, dated April 17, 2024 (the “4/17 Response Letter”).

Abu Dhabi • Beijing • Brussels • Century City • Dallas • Denver • Dubai • Frankfurt • Hong Kong • Houston • London • Los Angeles

Munich • New York • Orange County • Palo Alto • Paris • Riyadh • San Francisco • Singapore • Washington, D.C.

U.S. Securities and Exchange Commission

May 10, 2024

1.

We note in your response to prior comment 2 included in our April 3, 2024 letter that “[o]nce the Specified Product has received FDA approval and is being marketed, the payments received by XOMA US in respect of the applicable Royalty Interest are typically calculated as a percentage of sales revenues generated by the Specified Product….” (emphasis added). Please supplementally explain this reference to “typically,” including what constitutes the “typical” circumstances under which Royalty Interests are so calculated, their frequency and under what circumstance and frequency Royalty Interests are calculated in an “atypical” manner.

In the 4/17 Response Letter, the statement that “once a Specified Product has received FDA approval and is being marketed, the payments received by XOMA US in respect of the applicable Royalty Interest are typically calculated as a percentage of sales revenues generated by the Specified Product” was qualified by the term “typically” to take into account the fact that even after XOMA US begins to receive payments based on Sales-Based Receivables (“Sales-Based Royalty Payments”) under the applicable Royalty Interest, it may still be possible for the XOMA US to receive payments based on Development Milestone Receivables (“Development Milestone Payments”) under the Royalty Interest. This can occur in either of two scenarios:

(i)	The Specified Product receives regulatory approval in another jurisdiction, which can trigger a Development Milestone Payment; or

(ii)

The applicable Royalty Interest covers more than one Specified Product, and a second Specified Product achieves a development milestone after the first Specified Product has already begun generating Sales-Based Royalty Payments.

In either scenario, it remains the case that all Sales-Based Royalty Payments generated by the Royalty Interests that XOMA acquires are calculated as a percentage of sales revenues generated by Specified Products. In addition, for the sake of clarity, the Company also confirms that no Milestone Development Receivables attributed to a Royalty Interest are counted towards compliance with the 55% threshold applied in the Royalty Pharma no-action letter, regardless of whether the Royalty Interest has begun generating Sales-Based Royalty Payments.

2.

Please update the Company’s risk factor disclosure to specifically reference (i) the Company’s reliance on the exemption at section 3(c)(5)(A) of the Investment Company Act of 1940 and (ii) the Company’s belief that it may properly rely on the Royalty Pharma staff letter and its intent to do so.

The Company’s risk factor disclosure regarding its status under the 1940 Act will be modified as follows in the Company’s next Quarterly Report on Form 10-Q:

Our royalty aggregator strategy may require that we register with the SEC as an “investment company” in accordance with the Investment Company Act of 1940.

U.S. Securities and Exchange Commission

May 10, 2024

The rules and interpretations of the SEC and the courts, relating to the definition of “investment company” are very complex. We do not believe we are an “investment company” under applicable SEC rules, and we currently intend to conduct our operations so as not to be considered an “investment company.” In particular, on an unconsolidated basis, we believe that less than 40% of our total assets (less any cash items or holdings in U.S. Government securities) currently consist of holdings in “investment securities.” This conclusion is largely dependent on our analysis that XOMA (US) LLC, our primary subsidiary, is not an investment company in reliance on the exclusion from the definition of an investment company provided in Section 3(c)(5)(A) of the ‘40 Act, as interpreted by the Staff of the SEC in a no-action letter issued to Royalty Pharma on August 13, 2010. Nevertheless, we can provide no assurance that the SEC will not take the position that the Company is required to register under the ‘40 Act and comply with the ‘40 Act’s registration and reporting requirements, capital structure requirements, affiliate transaction restrictions, conflict of interest rules, requirements for disinterested directors, and other substantive provisions. We monitor our assets and income for compliance under the ‘40 Act and seek to conduct our business activities in a manner such that we do not fall within its definitions of “investment company” or that we qualify under one of the exemptions or exclusions provided by the ‘40 Act and corresponding SEC regulations. However, if we were to be considered an “investment company” and become subject to the restrictions of the ‘40 Act, those restrictions likely would require significant changes in the way we do business and add significant administrative costs and burdens to our operations. Additionally, we may need to take various actions which we might otherwise not pursue in order to not come within scope of the ‘40 Act. These actions may include, among others, restructuring the Company and/or modifying our mixture of assets and income or a liquidation of certain of our assets.

*    *    *

Thank you for your consideration of this response. If you have any questions regarding the response set forth above, please do not hesitate to call me at (415) 393-8373 or Branden C. Berns at (415) 393-4631.

Sincerely,

/s/ Ryan A. Murr
Ryan A. Murr

cc:	Branden C. Berns, Gibson, Dunn & Crutcher LLP

Melanie Neary, Gibson, Dunn & Crutcher LLP

Owen Hughes, XOMA Corporation

Thomas Burns, XOMA Corporation

Christopher Baldwin, XOMA Corporation

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